Exhibit 99.1

ASX Markets Supervision Pty Ltd ABN 26 087 780 489 20 Bridge Street Sydney NSW 2000 PO Box H224 Australia Square NSW 1215

Telephone 61 2 9227 0000 Facsimile 61 2 9241 7620
25 February 2010	www.asx.com.au
Frank Moratti
Company Secretary
Sims Metal Management Limited
Level 6, Sims Group House
41 McLaren Street
NORTH SYDNEY NSW 2060
By email
Dear Frank
Sims Metal Management Limited (the “Company”) — Half Year Report (Appendix 4D)
We refer to the following.
•	The Company’s announcement titled “Half Yearly Report and Accounts” which included the Company’s Half Year Report for the period ended 31st December 2009 (the “Half Year Report”) released to the market on 18 February 2010 and which reports a 46% decrease in earnings before interest, tax, depreciation and amortisation (“EBITDA”) from the previous corresponding period for the half year ending 31 December 2009.

•	The change in the price of the Company’s securities from a high of $21.81 on Wednesday, 17 February 2010 to a low of $19.55 on Thursday, 18 February 2010.

•	ASX Companies Update dated 11 January 2010 which drew attention to Paragraph 93 of ASX’s Guidance Note 8 “Continuous Disclosure: Listing Rule 3.1” that refers to the disclosure of material information relating to changes in an entity’s previously released financial forecast or expectation. In the case where an entity has not made a forecast, a material variation from the previous corresponding period needs to be disclosed.
As you are aware listing rule 3.1 requires an entity, once it becomes aware of any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity’s securities, to immediately tell ASX that information. The exceptions to this requirement are set out in listing rule 3.1A.
I would also like to draw your attention to the definition of “aware” in Chapter 19 of the listing rules. This definition states that:
“an entity becomes aware of information if a director or executive director (in the case of a trust, director or executive officer of the responsible entity or management company) has, or ought reasonably to have, come into possession of the information in the course of the performance of their duties as a director or executive officer of that entity.”
Furthermore, paragraph 18 of Guidance Note 8 states:

Australian Securities Exchange
Australian Stock Exchange	Australian Clearing House	ASX Settlement and Transfer Corporation
Sydney Futures Exchange	SFE Clearing Corporation	Austraclear

“Once a director or executive officer becomes aware of information, he or she must immediately consider whether that information should be given to ASX. An entity cannot delay giving information to ASX pending formal sign-off or adoption by the board, for example.”
Listing rule 3.1A sets out an exception from the requirement to make immediate disclosure, provided that each of the following are satisfied.
“3.1A.1 A reasonable person would not expect the information to be disclosed.

3.1A.2 The information is confidential and ASX has not formed the view that the information has ceased to be confidential.

3.1A.3 One or more of the following applies.
•	It would be a breach of a law to disclose the information.

•	The information concerns an incomplete proposal or negotiation.

•	The information comprises matters of supposition or is insufficiently definite to warrant disclosure.

•	The information is generated for the internal management purposes of the entity.

•	The information is a trade secret.”
Paragraph 93 of ASX’s Guidance Note 8 “Continuous Disclosure: Listing Rule 3.1” states the following:
“Listing Rule 3.1 provides examples of information that, if material, would require disclosure. One of those examples is a change in the entity’s previously released financial forecast or expectation. As a general policy, a variation in excess of 10% to 15% may be considered material, and should be announced by the entity as soon as the entity becomes aware of the variation. If the entity has not made a forecast, a similar variation from the previous corresponding period will need to be disclosed. In certain circumstances a smaller variation will be disclosable.”
Having regard to the above definition, listing rule 3.1 and Paragraph 93 of ASX’s Guidance Note 8 “Continuous Disclosure: Listing Rule 3.1 (“Guidance Note 8”), we ask that you answer the following questions.
1.	Please advise when the Company first became aware that the Company’s EBITDA would be 46% lower than the previous corresponding period for the half year ended 31 December 2009 (“Earnings Decrease”).

2.	If the Company became aware of the Earnings Decrease prior to the release of the Half Year Report, please identify any earlier announcement from the Company which disclosed that the result for the period ended 31 December 2009 would be significantly different from the previous corresponding period.

3.	At the time that the Company became aware of the Earnings Decrease, did the Company consider that the Earnings Decrease was material to the Company?

4.	If, at the time that the Company became aware of the Earnings Decrease the Company did not consider that it was material, please advise the basis on which the Company did not consider the Earnings Decrease to be material to the Company.

5.	Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by return e-mail. It should not be sent to the Company Announcements Office.
Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, no later than 9.30am AEDT on Monday, 1 March 2010.
Please note that ASX reserves the right, under listing rule 18.7A, to release this letter and the Company’s response to the market. Accordingly, it would be appreciated if you would prepare your response in a form suitable for release to the market and separately address each of the questions asked.
If you have any queries in relation to the above please let me know.

Yours sincerely

Stephanie Yong
Senior Adviser, Issuers (Sydney)